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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 1)*



                              DIEDRICH COFFEE, INC.
                   -----------------------------------------
                               (Name of Issuer)




                          Common Stock, $.01 par value
                   -----------------------------------------
                        (Title of Class of Securities)




                                    253675
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     253675              SCHEDULE 13G        PAGE    2  OF       PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             DIEDRICH PARTNERS I, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [ X ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
            PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.     253675               SCHEDULE 13G        PAGE  3    OF       PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            AMRE A. YOUNESS
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [ X ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES OF AMERICA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
           IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!




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ITEM 1(a).          NAME OF INSURER:

                    Diedrich Coffee, Inc.

ITEM 1(b).          ADDRESS OF ISSUER'S PRINCIPAL:

                    Executive offices:

                         2144 Michelson Drive
                         Irvine, California 92612

ITEM 2(a).          NAME OF PERSON FILING:

                    The persons filing this Schedule 13G are Diedrich Partners I, L.P., a Delaware limited partnership, and Amre A. Youness (collectively, the "Filing Persons").

ITEM 2(b).          ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OR, IF NONE,
                    RESIDENCE:

                    3 Civic Plaza, Suite 170
                    Newport Beach, California 92660

ITEM 2(c):          CITIZENSHIP:

                    The responses of the Filing Persons to Item 4 of the cover pages to this Schedule 13G that relate to citizenship or place of organization of such persons are incorporated by reference herein.

ITEM 2(d):          TITLE OF CLASS OF SECURITIES:
                    This filing is made with respect to Common Stock, par value $.01 per share, of Diedrich Coffee, Inc. (the "Common Stock").

ITEM 2(e):          CUSIP NUMBER:

                    253675

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

                    (a) ( ) Broker or dealer registered under Section 15 of the
                            Act.

                    (b) ( ) Bank as defined in Section 3(a)(6) of the Act.

                    (c) ( ) Insurance Company as defined in Section 3(a)(19) of the Act.

                    (d) ( ) Investment Company as defined in Section 3(a)(19) of the Act.



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                    (e) ( ) Investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

                    (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

                    (g) ( ) Parent Holding Company, in accordance with Rule 13d-
                            1(b)(1)(ii)(G)

                    (g) ( ) Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

ITEM 4.             OWNERSHIP:

                    (a)  Amount beneficially owned

                    (b)  Percent of Class

                    (c)  Number of shares as to which such person has:

                              (i)       sole power to vote or to direct the
                                        vote.

                              (ii)      shared power to vote or to direct the
                                        vote.

                              (iii) sole power to dispose or to direct the disposition of.

                              (ii) shared power to dispose or to direct the disposition of.

ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

ITEM 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON

                    Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                    Not applicable.

ITEM 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                    GROUP.

                    The Filing Persons have filed this Schedule 13G as a group pursuant to Rule 13d-1(f). The Filing Persons entered into a Joint Reporting Agreement dated February 14, 1997, pursuant to which they agreed to file one joint statement on behalf of all of them with respect to the subject matter of this
                    Schedule 13G.



                                                               PAGE ____ OF ____
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ITEM 9.             NOTICE OF DISSOLUTION OR GROUP.

                    Diedrich Partners I, L.P. (the "Partnership") was dissolved on August 5, 1997 and the 552,654 shares of Common Stock previously reported as owned by the Partnership were distributed to its partners. As a result of this dissolution, the Partnership owns no shares and Amre A. Youness owns less than five percent of the Common Stock.

ITEM 10.            CERTIFICATION.

                    Not applicable.



                                                               PAGE ____ OF ____
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                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 1997
     ----------------

                                DIEDRICH PARTNERS I, L.P., A DELAWARE LIMITED PARTNERSHIP



                                By: /s/  AMRE A. YOUNESS
                                   ---------------------------------
                                Amre A. Youness, General Partner



                                   /s/ AMRE A. YOUNESS
                               -------------------------------------
                                Amre A. Youness